UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 28, 2006

Mr. David C. Ho, Chief Financial Officer
Jed Oil Inc.
Suite 2200, 500 - 4th Avenue SW
Calgary, Alberta, Canada T2P 2V6


      Re:	Jed Oil Inc.
		Registration Statement on Form F-3
      Filed July 31, 2006
		File No. 333-136180

Dear Mr. Ho:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form F-3 Filed July 31, 2006

General

1. Tell us how you evaluated the provisions in paragraph (b)(1) of
Item 5, in deciding not to include financial statements of JMG in the
Form F-3 you filed on July 31, 2006.

Signatures, page II-7

2. We note that Alan F. Williams has signed the registration statement as your authorized representative in the United States. However, you have not provided a United States address for Mr. Williams, and he appears to have signed the registration statement in Calgary, Canada.
Please provide the signature of a person in the United States who will serve as your authorized representative in the United States.

Incorporation of Certain Documents by Reference, page 36

3. We note that you have incorporated by reference "documents listed in (a) through (c)," but have excluded item (d), which is a description of your securities contained in your registration statement on Form 8-A12B/A. Consistent with Item 6 of Form F-3, please revise to incorporate by reference the excluded item.

Form 20-F for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General and Administrative Expenses, page 22

4. We note that you present a non-GAAP measure that you have labeled as "net general and administrative expenses" and are reconciling this measure to a measure of "gross general and administrative expenses."
However, it appears you are presenting your non-GAAP measure in your income statement instead of the GAAP measure. Under Item 10(e)(ii)(c)
of Regulation S-K, you may not present non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP. Please amend your document accordingly. Further, please expand your disclosure to include a description of "net general and administrative expenses" and the reasons why you believe that it provides useful information to investors.

Funds from Operations, page 25

5. We note that you have reconciled between the non-GAAP measure of
"funds from operations" and net income. However, according to Item
10(e) of Regulation S-K, non-GAAP measures should be reconciled to the most directly comparable GAAP based measure. Given your characterization of this measure and the nature of the reconciling items presented, it seems that cash provided by/ (used in) operations, as depicted in your statements of cash flows, would be the most directly comparable measure.

Please expand your disclosure on page 20 to include a description of this measure and the reasons why you believe that it provides useful information to investors, in accordance with Item 10(e) of Regulation
S-X.

6. Please eliminate all measures of "funds flow from operations per share" to abide by FRC Section 202.04, stipulating that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

Financial Statements

General

7. We note that the audit report included in your filing provides audit coverage to the activity presented for the year ended December
31, 2005, and from September 3, 2003 (inception) through December
31,
2003. However, it does not reference the cumulative information from inception through December 31, 2005. Please consult with your auditor on the extent of audit services provided and revise accordingly.

8. We note that your auditors have not been identified in the audit opinion included with your filing. Please comply with the guidance in
Rule 2-02(a)(2) of Regulation S-X.

Statements of Cash Flows, page F-4

9. We note that you report a loan receivable from Enterra Energy Trust on your balance sheet of $4,627,844 and $1,992,032 at December 31, 2003 and 2004. However, in the investing section of your cash flow statement you report no activity for 2003 and an increase equal to the end of year balance for 2004, rather than a decrease as suggested by your balance sheet presentation. Please expand your disclosure to include details of the activity reflected in the loan receivable from
Enterra, sufficiently to understand your presentation in the cash flow statements.

On a related point, the balance of $1,796,632 in "due from Enterra Energy Trust" on your balance sheet at December 31, 2004, compared to the prior year balance of zero does not seem to correlate well with level of activity reported for this account in your statements of cash flows. Please revise as necessary to clarify.






Note 1 - Significant Accounting Policies, page F-7

e) Revenue Recognition, page F-8

10. Disclose your policy for handling gas imbalances sufficiently to understand how your methodology compares to the methods available under EITF 90-22.

Note 4 - Property and Equipment, page F-11

11. Please amend your filing to comply with all of the disclosure
requirements in              Rule 4-10(c)(7)(ii) of Regulation S-
X.
Further, please provide us with a rollforward of the estimated future development costs utilized in your depreciation calculation in accordance with Rule 4-10(c)(3)(i).

Please amend your filing to comply with the disclosure requirements of
SFAS 69.

Note 13 - Subsequent Events, page F-20

12. We note your disclosure explaining that on February 27, 2006 you and JMG Exploration, Inc. (JMG) signed a letter of intent for you to acquire JMG. Please expand your disclosure to include the value of consideration agreed to be exchanged as part of the transaction and the percentage of JMG you plan to acquire.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracie Towner at (202) 551-3744 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.
      					Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	Kimberly R. Anderson
      Dorsey & Whitney LLP
      (206) 903-8820
Mr. David C. Ho
Jed Oil Inc.
August 28, 2006
Page 2